ALAMOS GOLD INC. NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF ALAMOS GOLD INC. NOTICE IS HEREBY GIVEN that a special meeting (“Alamos Meeting”) of shareholders of Alamos Gold Inc. (“Alamos”) will be held at 10:30 a.m. (Eastern time) on November 16, 2017 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6, for the following purposes:  to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Alamos Share Issuance Resolution”), the full text of which is attached as Appendix B to the accompanying joint management information circular (the “Circular”) of Alamos and Richmont Mines Inc. (“Richmont”) authorizing Alamos to issue such number of Class A common shares of Alamos (“Alamos Shares”) as may be required to be issued to holders of common shares of Richmont (“Richmont Shares”) to allow Alamos to acquire all of the outstanding Richmont Shares on the basis of 1.385 Alamos Shares for each outstanding Richmont Share in accordance with an arrangement agreement between Alamos and Richmont dated September 11, 2017 (the “Arrangement Agreement”), as more particularly described in the Circular (the “Arrangement”); and  to transact such other business as may properly come before the Alamos Meeting or any adjournment or postponement thereof. This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the Alamos Meeting and forms part of this Notice of Special Meeting. Completion of the proposed Arrangement is conditional upon certain other matters described in the Circular, including the approval of the Richmont arrangement resolution (the “Richmont Arrangement Resolution”) by shareholders of Richmont (the “Richmont Shareholders”) at the special meeting, including any adjournments or postponements thereof, of the Richmont Shareholders to be held to, among other things, consider, and, if deemed advisable, to approve, the Richmont Arrangement Resolution, the approval of the Superior Court of Québec and receipt of required regulatory and stock exchange approvals. Holders of Alamos Shares who are unable to attend the Alamos Meeting are requested to complete, date, sign and return the enclosed form of Alamos proxy so that as large a representation as possible may be had at the Alamos Meeting. The board of directors of Alamos has fixed 5:00 p.m. (Eastern time) on October 17, 2017 as the record date for the determination of the registered holders of Alamos Shares who will be entitled to receive notice of the Alamos Meeting, or any adjournment or postponement thereof, and who will be entitled to vote at the Alamos Meeting. Proxies to be used or acted upon at the Alamos Meeting must be deposited with Alamos’ transfer agent, Computershare Trust Company of Canada, by 10:30 a.m. (Eastern time) on November 14, 2017 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Alamos Meeting). The time limit for deposit of proxies may be waived or extended by the chair of the Alamos Meeting at his discretion, without notice. If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by email at assistance@laurelhill.com. DATED at Toronto, Ontario this 18th day of October, 2017. By Order of the Board of Directors of Alamos Gold Inc. (Signed) “Paul J. Murphy” Chairman of the Board of Directors